SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 4)1
Plug Power, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
72919P103
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DTE Energy Company I.R.S. Identification No.: 38-321775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	N.A.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5	SOLE VOTING POWER

NUMBER OF		8,225,227

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,225,227

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,225,227

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.4

12	TYPE OF REPORTING PERSON

	CO

Item 1(a).	Name of Issuer:
     Plug Power, Inc., a Delaware corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
     968 Albany-Shaker Road, Latham, New York 12110.

Item 2(a).	Name of Person Filing:
     DTE Energy Company.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
     2000 2nd Avenue, Detroit, Michigan 48226.

Item 2(c).	Citizenship:
     Michigan.

Item 2(d).	Title of Class of Securities:
     Common Stock, $.01 par value per share.

Item 2(e).	CUSIP Number:
     72919P103.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
     Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned: 8,225,227 shares*

(b)	Percent of class: 9.4

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 8,225,227

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,225,227

(iv)	Shared power to dispose or to direct the disposition of: 0

* The amount described in Items 4(a) and (c) includes (i) 11,764 shares held by DTE Energy Company, (ii) 8,054,463 shares held by DTE Energy Ventures, Inc., an indirect wholly owned subsidiary of DTE Energy Company, and (iii) 159,000 shares that may be acquired by DTE Energy Company upon exercise of options granted to Robert J. Buckler, a former director of Plug

Power, Inc. and Group President of DTE Energy Company; Anthony F. Earley, Jr., a former director of Plug Power, Inc. and the Chairman and Chief Executive Officer of DTE Energy Company; and Larry G. Garberding, a director of Plug Power, Inc. and the retired Executive Vice President and Chief Financial Officer of DTE Energy Company. The pecuniary interest in the 159,000 options held by Messrs. Buckler, Earley and Garberding has been assigned to DTE Energy Company pursuant to the terms of their employment, including the power to direct the exercise of such options. Upon exercise of these options, Messrs. Buckler, Earley and Garberding will assign all shares acquired on exercise to DTE Energy Company.

Item 5.	Ownership of Five Percent or Less of a Class.
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certifications.
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	DTE ENERGY COMPANY
	By:	/s/ Sandra Kay Ennis
		Name:	Sandra Kay Ennis
		Title:	Corporate Secretary

Exhibit A
     The Schedule 13G to which this amendment is appended is filed on behalf of DTE Energy Company and the following subsidiary listed below:
DTE Energy Ventures, Inc.
2000 2nd Ave.
Detroit, MI 48226